AB
11/27



SECU 12062870 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2011 (MM/DD/YY) AND ENDING September 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World First Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Madison Ave., Suite 1503
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Des Londe (212) 584-2001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway	Livingston	New Jersey	07039 - 1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUP
11/27

AFFIRMATION

I, James Des Londe, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of World First Financial Services, Inc. for the year ended September 30, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

____

James Des Londe
Title: President

Date: ______________________

Sworn to and subscribed before me
This ____ day of _________, 2012

____

Notary Public

This report contains (check all applicable boxes):

Facing Page

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2.
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the Securities Investor Protection Corporation Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x)	(o)	Independent auditors' report on internal control.
( )	(p)	Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

OATH OR AFFIRMATION

I, James C. DesLonde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World First Financial Services, Inc, as of November 16, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President - CEO

Title

Notary Public

JOHN T. MELVIN
Notary Public, State of New Jersey
No. 2047796
Qualified in Union County
Commission Expires May 03, 2014

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD FIRST FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

SEPTEMBER 30, 2012

SOBEL & CO., LLC

CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

WORLD FIRST FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

SEPTEMBER 30, 2012

WORLD FIRST FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2012

WORLD FIRST FINANCIAL SERVICES, INC

SEPTEMBER 30, 2012

CONTENTS



Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder's and Directors of
World First Financial Services, Inc.
New York, New York 10016

We have audited the accompanying statement of financial condition of World First Financial Services, Inc. at September 30, 2012, and the related statements of income, changes in stockholder's equity, statement of cash flows, and statement of changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World First Financial Services, Inc. at September 30, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



Certified Public Accountants

November 12, 2012

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS

Cash	$ 289,366
Securities owned	295,943
Secured demand notes	500,000
Commissions receivable	85,929
Accrued interest receivable	451
Furniture and fixtures, net	88,205
Prepaid expenses	12,231
Total Assets	$ 1,272,125

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Due to clearing broker	$ 295,943
Accounts payable and other accrued expenses	375,717
Total Current Liabilities	671,660
LONG-TERM LIABILITIES:	
Deferred taxes	38,000
COMMITMENTS AND CONTINGENCIES	
SUBORDINATED BORROWINGS	500,000
STOCKHOLDER'S EQUITY:	
Common stock - no par value; 1,000 shares authorized and issued, 990 outstanding	7,787
Additional paid-in capital	235,652
Accumulated deficit	(178,474)
	64,965
Less: Treasury stock 10 shares, at cost	(2,500)
Total Stockholder's Equity	62,465
Total Liabilities and Stockholder's Equity	$ 1,272,125

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2012

REVENUE:	
Trading profit	$ 327,191
Commissions	1,070,887
Interest and ancillary charges	555,504
Administrative charges	574,738
Total Revenue	2,528,320
OPERATING EXPENSES	2,479,434
OTHER EXPENSE:	
Interest expense	35,000
INCOME BEFORE PROVISION FOR INCOME TAXES	13,886
PROVISION FOR INCOME TAXES	3,500
NET INCOME	$ 10,386

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2012

	Total Equity	Common Shares	Common Stock	Paid in Capital	Accumulated Deficit	Treasury Stock
Balance, Beginning of year	$ 52,079	990	$ 7,787	$ 235,652	$ (188,860)	$ (2,500)
Net income	10,386	-	-	-	10,386	-
Balance, End of year	$ 62,465	990	$ 7,787	$ 235,652	$ (178,474)	$ (2,500)

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2012

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net income	$	10,386
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		15,797
Deferred taxes		(4,000)
Changes in operating assets and liabilities:		
Securities owned		(259,856)
Commission receivable		38,271
Accrued interest receivable		93
Prepaid expenses		(1,365)
Other assets		1,871
Due to clearing broker		264,706
Accounts payable and other accrued expenses		(5,365)
Securitas sold, not yet purchased		(4,849)
Net Cash Provided by Operating Activities		55,689
NET INCREASE IN CASH		55,689
CASH:		
Beginning of year		233,677
End of year	$	289,366

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for:		
Taxes	$	6,623
Interest	$	35,000

WORLD FIRST FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED SEPTEMBER 30, 2012

Subordinated borrowings - Beginning of year	$	500,000
Increase - Secured note collateral agreements		-
Decrease - Payment of subordinated notes		-
Subordinated borrowings - End of year	$	500,000

NOTE 1 - ORGANIZATION:

Organization:
World First Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and Municipal Securities Rulemaking Board (MSRB).

The Company commenced regular brokerage activity in August 2010 when the Company hired brokers.

The Company changed its name from Marquette De Bary Co., Inc. to World First Financial Services, Inc. on January 9, 2012 upon FINRA approval.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the *FASB Accounting Standards Codification.*

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include payroll, commissions and payroll benefits. Actual results could differ from those estimates.

Securities Owned:
Marketable securities owned consist primarily of New York & Pennsylvania municipal bonds. Securities owned are recorded on the balance sheet at fair value where municipal bonds are classified as level 2 investments.

Secured Demand Notes:
Non-marketable securities owned consist primarily of notes secured by investments in pledged assets. The borrowings are covered by agreements approved by the Financial Industry Regulatory Authority.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fair Value Measurements:
Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Commissions Receivable:
The Company's commissions receivable is recorded at amounts billed to customers and is presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. No allowance is deemed necessary by management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fixed Assets:
Fixed assets are recorded at cost. For financial reporting, the straight-line method of depreciation is used based on the estimated useful lives of the assets. Maintenance and repairs are charged to the expense when the expense is incurred.

Revenue Recognition:
Commission income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of the first-in, first-out (FIFO) method.

Income Taxes:
The Company utilizes accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Accounting for Uncertain Tax Positions:
The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At September 30, 2012, no significant income tax uncertainties have been included in the Company's statement of financial condition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of income. No interest and penalties are present for periods open. Tax returns for the years 2009 and forward are subject to audit by federal and state jurisdictions.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after September 30, 2012, through November 12, 2012, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

NOTE 3 - SECURITIES OWNED:

At September 30, 2012, marketable securities owned and held in the principal trading account of the Company consist of State and Municipal Obligations in the amount $295,943. The Company's state and municipal bonds owned consisted of the following geographic concentrations:

New York	33%
Pennsylvania	67%

NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS AS OF SEPTEMBER 30, 2012

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations	-	$ 295,943	-	-	$ 295,943

NOTE 5 - FURNITURE AND FIXTURES:

At September 30, 2012, furniture and fixtures are comprised as follows:

	Estimated Useful Life	2012
Furniture and fixtures	7yrs	$ 110,584
Less: Accumulated depreciation		(22,379)
Furniture and Fixtures, Net		$ 88,205

NOTE 6 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with First Clearing, LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Commission Act.

At September 30, 2012, the amount due to the Clearing Broker was $295,943. All amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges and other costs vary monthly. Clearing charges amounted to $262,238 for the year ended September 30, 2012.

NOTE 7 - PROVISION FOR INCOME TAXES:

At September 30, 2012 the provision for income taxes was $3,500. The deferred tax liability was comprised of the following:

	Federal	State/City	Total
Benefit from net operating loss	$ 6,000	$ -	$ 6,000
Depreciation	(31,000)	(13,000)	(44,000)
Total	$ (25,000)	$ (13,000)	$ (38,000)

The Company has a net operating loss carry forward for $307,279 to offset future Federal taxable income, expiring through September 30, 2028. The Company also has a net operating loss carry forward in the amount of approximately $439,301 available to offset future State of New York and the City of New York taxable income, expiring through December 31, 2028. A valuation allowance has been recorded in the amount of $250,754 due to the limitation of usage as result of change in ownership.

NOTE 8 - COMMITMENTS:

The Company leases office space with monthly payments of $7,000 until September 1, 2013.

At September 30, 2012, future minimum annual lease payments were as follows:

Year	
2013	$ 84,000

Total rent expense under the operating lease amounted to $79,867. The Company has a month-to-month agreement for equipment rental and there are no future commitments. The total equipment rental expense amounted to $15,579 for the year ended September 30, 2012.

NOTE 9 - SUBORDINATED BORROWINGS:

The borrowings under subordination agreements at September 30, 2012 are listed as follows:

Secured demand note collateral agreements, 7% percent, $500,000 due August 2016. The demand notes are collateralized by certain assets, which are pledged by individuals. The total fair market value of the assets pledged is $567,325. If the pledged assets fair market value minus any required regulatory deductions decreases below the value of the stated notes, the Company has the right to either require additional pledged assets to bring the value of the total pledged assets up to an amount that exceeds the $500,000, or lower the amount of the face value of the notes.

Interest accrued on the loans at September 30, 2012, is $8,750 and is included in accounts payable and accrued expenses. Interest expense amounted to $35,000 for the year ended September 30, 2012.

NOTE 10 - PENSION EXPENSE

The Company participates in the Simple IRA Plan. All Employees are eligible to participate upon the later of the Plan's effective date or the employee's date of hire. The maximum amount of contributions is limited to the lesser of the percentage of employee compensation indicated in the Deferral Form or the applicable annual dollar limitation described in the adoption agreement.

The matching contribution is contributed to each eligible participant in accordance with the non-discriminatory formula determined by the employer. For the year ended September 30, 2012, the Company contributed $29,870 to the Plan.

NOTE 11 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2012, the Company had net capital of $443,291, which was $343,291 in excess of its minimum dollar net capital requirement of $100,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

As of September 30, 2012, the Company was in compliance with all minimum net capital requirements.

NOTE 12 - CONCENTRATION OF RISK:

At September 30, 2012 and at various times throughout the year the Company maintained balances at financial institutions, which may exceed insured limits.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholder and Directors of
World First Financial Services, Inc.
New York, New York 10016

We have audited the financial statements of World First Financial Services, Inc. as of and for the year ended September 30, 2012 and have issued our report thereon, dated November 12, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 16-17, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. The supplementary information contained on page 15 is presented for purposes of additional analysis and is not required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Certified Public Accountants

November 12, 2012

WORLD FIRST FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED SEPTEMBER 30, 2012

OPERATING EXPENSES:	
Compensation	$ 1,367,520
Subcontractors	329,213
Clearing charges	254,738
Insurance expense	109,161
Office rent and equipment rental	95,446
Payroll taxes and benefits	82,699
Exchange fees	43,316
Professional fees	42,952
Registration	30,565
Pension expense	29,870
Travel and auto expenses	28,221
Office expense	25,259
Depreciation	15,798
Regulatory fees and assessments	14,018
Communications	7,310
Repairs and maintenance	3,348
Total Operating Expenses	$ 2,479,434

WORLD FIRST FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2012

NET CAPITAL:	
Total stockholder's equity qualified for net capital	$ 62,465
Additions:	
Liabilities allowable in computation of net capital	500,000
Total capital and allowable subordinated liabilities	562,465
Deductions and charges:	
Non-allowable assets	(100,436)
Net Capital Before Haircuts on Securities Position	462,029
Haircuts on securities:	
Municipals	18,738
NET CAPITAL	$ 443,291
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	
Accounts payable and other accrued expenses	$ 375,717
TOTAL AGGREGATE INDEBTEDNESS	$ 375,717
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Net capital requirement	$ 100,000
Excess net capital	$ 343,291
Excess net capital at 120%	$ 323,291
Ratio: aggregate indebtedness to net capital	0.8 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIA of Form X-17A-5 as of September 30, 2012:	
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	443,291
NET CAPITAL PER ABOVE	**$ 443,291**

WORLD FIRST FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2012

World First Financial Services, Inc. is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3. All customer transactions have been cleared through another broker-dealer (First Clearing, LLC) on a fully disclosed basis.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders and Directors of
World First Financial Services, Inc.
New York, New York 10016

In planning and performing our audit of the financial statements and supplementary information of World First Financial Services, Inc. (the "Company"), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.


PKF

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for information and use of Board of Directors, Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

November 12, 2012

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders and Directors of
World First Financial Services, Inc.
New York, New York 10016

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by World First Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating World First Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). World First Financial Services, Inc.'s management is responsible for World First Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; if any, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 or which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

November 12, 2012

WORLD FIRST FINANCIAL SERVICES, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

SEPTEMBER 30, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2012

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020392 FINRA SEP
WORLD FIRST FINANCIAL SERVICES INC
270 MADISON AVE RM 1503
NEW YORK NY 10016-0601

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 5578

B. Less payment made with SIPC-6 filed (exclude interest) (3138)

04/13/12
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2440

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2440

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2440

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

World First Financial Services Inc
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 17th day of October, 20 12 .

President - CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2011 and ending 9/30/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2528320
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	262238
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 35000	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	35000
Total deductions	297238
2d. SIPC Net Operating Revenues	$ 2231082
2e. General Assessment @ .0025	$ 5578

(to page 1, line 2.A.)